

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2018

Thomas S. Timko
Vice President, Global Business Solutions and Chief Accounting Officer
General Motors Company
300 Renaissance Center
Detroit, Michigan 48265

      Re: General Motors Company
         Form 10-K for the Year Ended December 31, 2017
         File No. 001-34960

Dear Mr. Timko:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

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